Exhibit 99.112

ELEMENTAL ALTUS ROYALTIES CORP.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the special meeting (“Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of Elemental Altus Royalties Corp. (the “Company” or “Elemental”) will be held at Suite 1020 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 on November 4, 2025 at 10:00 a.m. (Vancouver time). The Company will be conducting an in-person Meeting in Vancouver, British Columbia.

The Meeting is being held for the following purposes, which are further described in the accompanying management information circular dated September 29, 2025 (the “Circular”):

1.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution of disinterested Shareholders approving Tether Investments S.A. de C.V. (“Tether”) as a “Control Person” of the Company (as such term is defined in TSX Venture Exchange Policy 1.1) (the “Control Person Resolution”);

2.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution in accordance with the ‘majority of the minority’ shareholder approval requirements set forth in Part 8 of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions and TSX Venture Exchange Policy 5.9, approving a “related party” private placement of 7,502,502 Common Shares at a price of $18.38 (or US$13.33) per Common Share to Tether for aggregate gross proceeds of approximately $137,896,000 (or approximately US$100 million) (the “Private Placement Resolution”);

3.	to consider and, if deemed advisable, to pass, with or without variation, a special resolution authorizing the alteration of the notice of articles of the Company to effect the change of the Company’s name to “Elemental Royalty Corp.” or such other name as the board of directors of the Company (the “Board”), deems appropriate or as may be required or permitted by applicable regulatory authorities (the “Name Change Resolution”); and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Background

On June 10, 2025, Tether announced its acquisition of 7,842,178 Common Shares on a post-Consolidation (as defined below) basis by way of secondary market purchases and that it had entered into an option agreement dated June 10, 2025 with AlphaStream Limited and its wholly owned subsidiary Alpha 1 SPV Limited pursuant to which Tether may acquire, subject to certain terms and conditions, an additional 3,444,458 Common Shares on a post-Consolidation (as defined below) basis. As of the date of the Circular, Tether owns 9,278,229 Common Shares, representing approximately 37.5% of the issued and outstanding Common Shares. Following the acquisition of Common Shares by Tether, the number and value of accretive acquisition opportunities under review by the Company has increased substantially.

On September 4, 2025, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with EMX Royalty Corp. (“EMX”) and a wholly-owned subsidiary of the Company, 1554829 B.C. Ltd., pursuant to which the Company has agreed to acquire, indirectly through an amalgamation of Acquireco with EMX, all of the issued and outstanding common shares of EMX (the “EMX Shares”) pursuant to a court-approved plan of arrangement (“Plan of Arrangement”) under the Business Corporations Act (British Columbia) (the “Arrangement”). Subject to the approval by Shareholders of the Name Change Resolution at the Meeting, the combined company will continue after the completion of the Arrangement under the new name “Elemental Royalty Corp.”

-ii-

Concurrently with the execution of the Arrangement Agreement, and in support of the Arrangement, the Company and Tether entered into a subscription agreement (the “Subscription Agreement”) pursuant to which Tether has agreed to purchase and the Company has agreed to issue, on a private placement basis (the “Private Placement”), 7,502,502 Common Shares, at a price of C$18.38 (or US$13.33) per Common Share, for aggregate gross proceeds of approximately C$137,896,000 (or approximately US$100,000,000, based on an exchange rate of C$1.00 = US$0.7231, being the indicative exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on September 4, 2025 (the “Exchange Rate”)). The net proceeds of the Private Placement will be used to partially fund the purchase prices of two previously announced royalty acquisitions by Elemental (being Laverton, in Western Australia and Dugbe, in Liberia), or, if such royalty acquisitions are paid using Elemental’s credit facility, to repay in full such facility to ensure the combined company remains entirely unleveraged and maintains sufficient capital for the combined entity; pay off in full EMX’s credit facility; pay tax withholdings relating to certain of EMX’s equity incentive securities under the Arrangement and fund other transaction expenses of the Arrangement; and provide capital for the activities of the combined company upon completion of the Arrangement.

Upon completion of the Arrangement and the Private Placement, existing Elemental shareholders and former EMX shareholders will own approximately 51% and 49% of the outstanding common shares of the combined company, respectively, on a basic basis. The implied market capitalization of the combined company is estimated at US$933m (assuming approximately 62.9 million outstanding common shares of the combined company on the completion of the Arrangement and the Private Placement, and based on the closing price of the Common Shares on September 4, 2025 of C$20.50 per share, converted to United States dollars at the Exchange Rate).

It is a condition precedent to the completion of the Arrangement that all conditions precedent to the completion of the Private Placement have been satisfied and it is a condition to closing of the Private Placement that Tether shall be satisfied, acting reasonably, that all conditions precedent to the completion of the Arrangement have been satisfied. Accordingly, the Arrangement and the Private Placement will be completed concurrently. The Company believes that the completion of both of the Private Placement and the Arrangement is in the best interests of the Company.

Pursuant to the policies of the TSXV, Shareholder approval, on a disinterested basis, is required to approve Tether as a “Control Person” of the Company (as such term is defined in TSXV polices). Since Tether is a “related party” of the Company (as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)), the Private Placement will be a related party transaction under MI 61-101 and Policy 5.9 of the TSXV, as further discussed in the Circular, and will also require disinterested shareholder approval pursuant to Part 8 of MI 61-101.

The Board unanimously recommends (with interested directors abstaining) that the disinterested Shareholders vote FOR approving each of the Control Person Resolution and the Private Placement Resolution, and that Shareholders vote FOR approving the Name Change Resolution. Unless otherwise directed, Instruments of Proxy given pursuant to this solicitation by the management of the Company will be voted FOR approving each of the Control Person Resolution, the Private Placement Resolution and the Name Change Resolution.

If the Control Person Resolution and the Private Placement Resolution are not approved by Shareholders at the Meeting, neither the Private Placement nor the Arrangement will be completed.

Shareholders should refer to the Circular for more detailed information with respect to the matters to be considered at the Meeting.

Meeting Matters

The Board has set the close of business on September 25, 2025 as the date of record (the “Record Date”) for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only persons shown on the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of the Meeting and vote, either in person or by proxy, on the matters to be considered at the Meeting.

A registered Shareholder may attend the Meeting in-person or may be represented by proxy at the Meeting. All Shareholders are encouraged to attend the Meeting in-person or to date, sign and return the accompanying instrument of proxy (“Instrument of Proxy”) enclosed with the N&A Notification (defined below) for use at the Meeting or any adjournment or postponement thereof. To be effective, the Instrument of Proxy must be mailed so as to reach or be deposited with Computershare Trust Company of Canada, Attention: Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the City of Vancouver, British Columbia) prior to the time set for the Meeting or any adjournment or postponement thereof. The time limit for deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion, without notice. Shareholders may also confirm their proxy vote by telephone or online at www.investorvote.com. Full voting instructions are included within the Instrument of Proxy.

-iii-

If you are not a registered Shareholder of the Company and received this Notice of Meeting and the Circular through your broker or another intermediary (an “Intermediary”, which includes, among other entities, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans), please complete and return the accompanying Instrument of Proxy or Voting Instruction Form provided to you by such Intermediary, in accordance with the instructions provided therein.

Notice-and-Access

The Company is relying on the “notice-and-access” delivery procedures outlined in National Instrument 54-101– Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), to distribute copies of the proxy related materials in connection with the Meeting (together, “Notice-and-Access Provisions”).

The Company has chosen to deliver the Circular and other related materials of the meeting (“Proxy Materials”) using Notice-and-Access Provisions, which govern the delivery of proxy-related materials to Shareholders using the internet. Notice-and-Access Provisions allow the Company to choose to deliver Proxy Materials to Shareholders by posting them on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) and on a non-SEDAR+ website, provided that the conditions of NI 54-101 and NI 51-102 are met, rather than by printing and mailing the documents. Notice-and-Access Provisions can be used to deliver materials for special meetings of shareholders. Shareholders are entitled to request a paper copy of the Circular and request that the Circular be mailed to them at the Company’s expense.

Pursuant to the Notice-and-Access Provisions, the Company must send a notice to each registered and beneficial Shareholder (the “N&A Notification”) together with a form of Instrument of Proxy or a Voting Instruction Form (together with the N&A Notification, the “Notice Package”), indicating that the Proxy Materials have been posted on the Company’s website and under the Company’s profile on SEDAR+, and including an explanation regarding how a Shareholder can access the Proxy Materials or obtain paper copies thereof. We remind you to access and review all of the important information contained in the Proxy Materials before voting.

The Proxy Materials will be available online at the following link: https://elementalaltus.com/announced-merger/.

You may also find a copy on SEDAR+ under the Company’s profile at https://www.sedarplus.ca.

You may obtain a paper copy of the Proxy Materials at no cost by calling the toll-free number 1-866-962-0498.

If you request a paper copy of the Proxy Materials, please note that another form of Instrument of Proxy or Voting Instruction Form will not be sent; please retain the one received with the Notice Package for voting purposes.

To allow adequate time for a Shareholder to receive and review a paper copy of the Proxy Materials and then to submit their vote by October 31, 2025, a Shareholder requesting a paper copy of the Proxy Materials should ensure such request is received by the Company no later than October 24, 2025.

If a paper copy of the Proxy Materials is requested prior to the date of the Meeting, the Proxy Materials will be sent within three (3) business days, being any day, other than a Saturday, a Sunday or a day on which major banks are closed for business in Vancouver, British Columbia (a “Business Day”) after receiving the request, by first class mail, courier or the equivalent. If a paper copy of the Proxy Materials is requested on or after the date of the Meeting and within one (1) year of the Circular being filed by the Company to SEDAR+, the Proxy Materials will be sent within ten (10) calendar days after receiving the request, by prepaid mail, courier or the equivalent.

-iv-

The Circular, this Notice of Meeting, the N&A Notification, and the Instrument of Proxy or Voting Instruction Form  (collectively, the “Meeting Materials”) are available on the Company’s website (www.elementalaltus.com) and under the Company’s profile on SEDAR+ at www.sedarplus.ca. Shareholders are reminded to review the Meeting Materials before voting.

DATED this 29th day of September, 2025	BY ORDER OF THE BOARD OF DIRECTORS OF
Elemental Altus Royalties Corp.

(signed) “Juan Sartori”
Executive Chairman